One Atlantic Center

1201 West Peachtree Street

Atlanta, GA 30309-3424

404-881-7000

Fax: 404-253-8131

www.alston.com

Kyle Healy	Direct Dial: 404-881-4421	Email: kyle.healy@alston.com

October 30, 2015

Ms. Era Anagnosti

Legal Branch Chief Office of Financial Services

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-7561

Re:	First South Bancorp, Inc.
Draft Registration Statement on Form S-1
Submitted September 25, 2015
CIK No. 0001649749

Dear Ms. Anagnosti,

On behalf of First South Bancorp, Inc. (the “Company”), this letter sets forth the Company’s responses to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission set forth in its letter dated October 21, 2015 (the “Comment Letter”), regarding the above-referenced draft registration statement on Form S-1 (the “Draft Registration Statement”). The Company has also revised the Draft Registration Statement in response to the Staff’s comments and is submitting concurrently with this letter Amendment No. 1 to the Draft Registration Statement (“Amendment No. 1”), which reflects these revisions and updates and clarifies certain other information.

For the convenience of the Staff, each comment from the Comment Letter is restated in italics prior to the response to such comment. Page references in the text of this letter correspond to pages and captions in Amendment No. 1. We are also sending, under separate cover, a marked copy of Amendment No. 1 showing the changes to the Draft Registration Statement submitted on September 25, 2015.

General

1.	We note that you are an emerging growth company. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Atlanta • Beijing • Brussels • Charlotte • Dallas • Los Angeles • New York • Research Triangle • Silicon Valley • Washington, D.C.

October 30, 2015

Response: The Company confirms that it will supplementally provide the Staff with copies of all written communications, if any, that it, or anyone authorized to do so on its behalf, presents to potential investors in reliance on Section 5(d) of the Securities Act.

Prospectus Summary, page 1 Overview, page 1

2.	When discussing your banking services, briefly highlight some of the characteristics of your commercial lending as well as the mortgage banking services. In this regard we note your disclosure starting on page 71 of the prospectus.

Response: The Company respectfully submits that the characteristics of its commercial lending and mortgage banking services are more appropriately discussed in the “Business” section of the Draft Registration Statement as currently discussed.

Community Markets, page 5

Market characteristics and mix, page 5

3.	Please update the tabular presentation in the middle of page 5 to reflect a more recent practicable date than June 30, 2014, or otherwise correct the date accordingly. Please address this comment also with respect to the statistic provided at the end of page 8. In addition, please provide the basis for your statement that your metropolitan markets are projected to grow annually at a rate of 4.3% as compared to a national average of 3.5%.

Response: The information referred to in the Staff’s comment is ultimately derived from the FDIC’s annual summary of deposits survey. Each annual summary of deposits survey provides market data that is as of June 30 for each year. The annual survey that provides market data as of June 30, 2015 has recently become publicly available and, as a result, we have revised the Draft Registration Statement to update all information that was previously as of June 30, 2014 to be as of June 30, 2015.

In light of the Staff’s comment, we have revised our disclosure on page 5 and page 66 to make it clear that this projected growth relates to population growth only and have updated these projected growth rates. These projected growth rates are based on the weighted average projected population growth rates of our five metropolitan markets and the national average as sourced from SNL Financial.

Risk Factors, page 19

We are exposed to higher credit risk…[through] relationship exposure with a number of large borrowers, page 20

October 30, 2015

4.	You disclose that your commercial, industrial and construction-based lending involves higher credit risks; these risks are exacerbated by the fact that because the loans are concentrated in a small number of larger borrowers, this leads to “relationship exposure.” In particular, you disclose that as of June 30, 2015, First South had five relationships with over $10 million of outstanding borrowings. To help investor ascertain the risk of relationship exposure, please explain whether you believe to be dependent on these relationships and whether your provision for loan losses has been impacted or may be impacted because of the concentration of loans in a small number of borrowers. Please revise your disclosure to the extent necessary. In this regard, please note the disclosure requirements of Item 101(c)(1)(vii) of Regulation S-K.

Response: In light of the Staff’s comment, the Company has revised its disclosure on page 20 of the Draft Registration Statement to make it clear that the Company is not dependent on these loan relationships and that these loan relationships have not impacted the Company’s allowance for loan losses. These loan relationships represent approximately 4.02% of the Company’s total loan portfolio, and the Company derived only 2.58% of its total interest income from these loan relationships for the six months ended June 30, 2015. As a result, the Company does not believe that it is dependent on any of these relationships in any manner that would require further disclosure of these relationships under Item 101(c)(1)(vii) of Regulation S-K.

As discussed above, the Company’s allowance for loan losses has not been impacted by these relationships to date. However, the Company continuously monitors its large loan relationships for credit deterioration and will adjust its allowance for loan losses, as appropriate. Therefore, if these larger credits were to deteriorate, the Company may increase its allowance for loan losses or may suffer losses related to these relationships. The Company has revised its disclosure on page 20 of the Draft Registration Statement to more clearly state this risk.

We depend on a third-party service provider for our mortgage loan servicing business…, page 33

5.	We note your disclosure that you are dependent on the services of Cenlar Federal Savings Bank to provide mortgage loan servicing business through a subservicing contract. Please tell us why you are not required to file this agreement as an exhibit to the registration statement. For guidance, please refer to Item 601(b)(10) of Regulation S-K.

Response: The Company believes that as a community bank that services mortgage loans, its third-party mortgage loan servicing contract with Cenlar is a contract that was made in the ordinary course of its business. Furthermore, the Company does not believe that it is substantially dependent on its Cenlar contract, as the Company could replace Cenlar with a number of other vendors that provide comparable mortgage loan servicing services.

October 30, 2015

Executive Compensation, page 166

Agreements with NEOs, page 166

6.	Please file the employment agreement and the change in control agreements as exhibits to the registration statement.

Response: The Company confirms that it intends to file the employment agreement and the change in control agreements once such agreements are finalized and entered into.

Deferred compensation, page 167

7.	Please expand your disclosure to provide some context around the $3 million in deferred compensation to be payable at the earlier of separation from service, the company’s change in control or December 31, 2019, as well as the basis for disclosing this payment as year 2014 compensation. Please also file the Deferred Compensation Agreement as an exhibit to the registration statement.

Response: In light of the Staff’s comment, the Company has revised its disclosure on page 167 to provide additional context around the $3 million in deferred compensation to be payable at the earliest to occur of separation from service, the Company’s change in control or December 31, 2019. The deferred compensation agreement with the Company’s Chief Executive Officer operates most similarly to a defined contribution plan. The deferred cash payment was fully-vested as of December 31, 2014, and is not subject to any clawback or other recoupment provisions. Accordingly, the Company disclosed its contribution to the deferred compensation agreement as year 2014 compensation for its Chief Executive Officer pursuant to Item 402(c)(2)(ix)(E) of Regulation S-K, which requires disclosure of registrant contributions or other allocations to vested and unvested defined contribution plans.

The Company confirms that it will file the Deferred Compensation Agreement as an exhibit to the Draft Registration Statement in a subsequent filing.

Signatures

8.	Please ensure that the registration statement is also signed by the controller or principal accounting officer. Refer to Instruction 1 to Signatures in Form S-1.

Response: We have revised the signature page of the Draft Registration Statement to make it clear that the Draft Registration Statement is being signed by the Company’s principal financial officer and principal accounting officer.

October 30, 2015

Financial Statements

9.	Please place the financial statements inside the prospectus rather than at the back of the registration statement.

Response: We have revised the placement of the financial statements in the Draft Registration Statement, so that the financial statements appear inside the prospectus.

Sincerely,

/s/ Kyle Healy

Kyle Healy

cc: Christopher T. Holmes, Chief Executive Officer, First South Bancorp, Inc.